Exhibit 8.1

List of Principal Subsidiaries and Affiliated Entities

Subsidiaries	Place of Incorporation
CreaVerse Group Limited	Cayman Islands
CreaVerse Group (BVI) Limited	BVI
CreaVerse Technology (Singapore) Pte. Limited	Singapore
CreaVerse Technology (HK) Limited	Hong Kong
Shenzhen Chaowan World Information Technology Co., Ltd.	PRC
Shenzhen Yiqi Culture Co., Ltd.	PRC
Hundreds of Mountains Limited	BVI
Witty Digital Technology Limited	Hong Kong
Beijing Liangzizhige Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Feierlai (Beijing) Technology Co., Ltd.	PRC
Beijing Chuangyuqizhi Technology Co., Ltd.	PRC
Beijing Shijiwanhe Information Consultancy Co., Ltd.	PRC
Beijing Denggaoerge Network Technology Co., Ltd.	PRC
Mingde Jianyou (Beijing) Technology Co., Ltd.	PRC